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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003


                           ALESTRA, S. de R.L. de C.V.
                 (Translation of Registrant's Name Into English)

                    AVENIDA LAZARO CARDENAS NO. 2321, PISO 9
                          COL. RESIDENCIAL SAN AGUSTIN
                   SAN PEDRO GARZA GARCIA, N.L. 66260, MEXICO
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

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                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Alestra, S. de R.L. de C.V., dated May 21, 2003 announcement regarding extension of the deadline for its outstanding offers, continued negotiations with an ad hoc committee of noteholders, and payment of May 15, 2003 interest payment on senior indebtedness.

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                                 [LOGO] ALESTRA
                      Services de Telecomunicaciones AT&T

                                                                    May 21, 2003

  Alestra, S. de R.L. de C.V. Announces Extension of Deadline for Outstanding Exchange Offers, Cash Tender Offers and Consent Solicitations and Continued
              Negotiations with an Ad Hoc Committee of Noteholders

San Pedro Garza Garcia - May 21, 2003 -- Alestra, S. de R.L. de C.V.
("Alestra") announced today that the deadline for its outstanding exchange offers, cash tender offers and consent solicitations has been extended. The offers will remain open until the new expiration date of May 30, 2003, unless further extended by Alestra. Alestra is continuing to negotiate with an ad hoc committee of noteholders regarding the offers. The extension does not affect the terms of the offers. Alestra also announced that approximately $144 million principal amount of its outstanding 12 1/8% Senior Notes due 2006 had tendered in the offers and that approximately $95 million principal amount of its outstanding 12 5/8% Senior Notes due 2009 had tendered in the offers.

In addition, Alestra also announced that it did not make the interest payments due on its Senior Notes as scheduled on May 15, 2003.

You may obtain copies of Alestra's prospectus and transmittal documents for the offers from the Information Agent: D.F. King & Co., Inc., 48 Wall Street, New York, New York, 10005. Banks and brokers call collect: (212) 269-5550. All others call toll free: (800) 549-6697.

This announcement and the cash tender offers, exchange offers, and consent solicitations which are the subject hereof are not being made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and/or cash tender offers, exchange offers and consent solicitations under applicable securities laws. The new senior notes may not be sold nor may offers to buy be accepted prior to the time Alestra has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall any sale of these securities in Mexico or in any U.S. state or territory in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of Mexico and any such U.S. state or territory.

This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of Alestra or any of its affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

Headquartered in San Pedro Garza Garcia, Mexico, Alestra is a leading provider of competitive telecommunications services in Mexico that it markets under the AT&T brand name and carries on its own network. Alestra offers domestic and international long distance services, data and internet services and local services.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Alestra, S. de R.L. de C.V.
                                      ---------------------------------
                                      (Registrant)

Date May 23, 2003                     By: /s/ Patricio E. de la Garza
     -----------------------              -----------------------------------
                                      Patricio E. de la Garza
                                      Chief Financial and Administrative Officer